UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 12, 2015

Commission File Number: 333-121620

HARVEST OPERATIONS CORP.
(Exact name of registrant as specified in its charter)

Suite 1500, 700 – 2nd Street S.W,
Calgary, Alberta, Canada T2P 2W1
(403) 265-1178
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]        Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s "home country"), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT	TITLE

1	News Release dated November 12, 2015 announcing Third Quarter 2015 Financial and Operating results

2	CEO certification of interim filings of Harvest Operations Corp., dated November 12, 2015 filed on SEDAR November 12, 2015

3	CFO certification of interim filings of Harvest Operations Corp., dated November 12, 2015 filed on SEDAR November 12, 2015

4	Interim Management’s Discussion & Analysis for the nine month period ending September 30, 2015 as filed on SEDAR November 12, 2015

5	Interim un-audited Financial Statements for nine month period ending September 30, 2015 as filed on SEDAR November 12, 2015

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARVEST OPERATIONS CORP.
(Registrant)

Date: November 12, 2015	By:	“Signed”
Kyungluck Sohn
President & Chief Executive Officer

INDEX TO EXHIBITS

EXHIBIT	TITLE

1	News Release dated November 12, 2015 announcing Third Quarter 2015 Financial and Operating results

2	CEO certification of interim filings of Harvest Operations Corp., dated November 12, 2015 filed on SEDAR November 12, 2015

3	CFO certification of interim filings of Harvest Operations Corp., dated November 12, 2015 filed on SEDAR November 12, 2015

4	Interim Management’s Discussion & Analysis for the nine month period ending September 30, 2015 as filed on SEDAR November 12, 2015

5	Interim un-audited Financial Statements for nine month period ending September 30, 2015 as filed on SEDAR November 12, 2015